December 26, 2012

VIA EDGAR

Mr. John Reynolds

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549

Re:	PSS World Medical, Inc.

Form PREM 14A

Filed November 16, 2012

File No. 000-23832

This letter sets forth the responses of PSS World Medical, Inc. (“PSS” or the “Company”) to the Securities and Exchange Commission (“SEC”) staff’s (the “Staff”) letter dated December 14, 2012, with regard to the above-referenced filing.

In connection with responding to the Staff’s comments, the Company hereby acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) the Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the SEC from taking any action with respect to the filing; and (iii) the Company may not assert the Staff’s comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

General

Comment

1.	Please provide the staff with copies of the board books and “presentation materials prepared by Goldman Sachs with respect to its actual or potential conflict of interest.”

Response

Cleary Gottlieb Steen & Hamilton LLP, as counsel to Goldman, Sachs & Co., has caused to be submitted supplementally to the Staff, under separate cover, copies of the requested board books and presentations delivered by Goldman, Sachs & Co. This submission has been made together with a request that the submitted materials be kept confidential by the SEC in accordance with Rule 83 of the Rules of Practice of the Commission and pursuant to Rule 12b-4 under the Securities Exchange Act of 1934, as amended. In accordance with such rules, Goldman Sachs has requested that those materials be returned promptly to Cleary Gottlieb Steen & Hamilton LLP following completion of the Staff’s review thereof.

Division of Corporation Finance

December 26, 2012

The presentation materials prepared by Credit Suisse Securities (USA) LLC (“Credit Suisse”) in connection with its opinion, dated October 24, 2012, to the Company’s board of directors summarized under the caption “Opinions of the Company’s Financial Advisors – Credit Suisse Securities (USA) LLC” are being provided to the Staff under separate cover by counsel for Credit Suisse on a confidential and supplemental basis pursuant to Rule 12b-4 under the Exchange Act of 1934, as amended. In accordance with such Rule, counsel for Credit Suisse has requested that these materials be returned promptly following completion of the Staff’s review thereof. By separate letter, counsel for Credit Suisse also has requested confidential treatment of these materials pursuant to the provisions of 17 C.F.R. § 200.83.

Cover Page of Proxy Statement

Comment

2.	Please quantify the approximate aggregate consideration here and on page 2.

Response

We have revised the disclosure on the cover page of the Proxy Statement and on page 2 to quantify the approximate aggregate consideration.

Questions and Answers About the Special Meeting and the Merger, page 8

Comment

3.	We note that solicitations may be made by mail, facsimile and other means of communication. Be advised that all written soliciting materials, including any scripts to be used in soliciting proxies over the telephone, in formal or informal meetings or interviews, in email correspondence and information posted on web sites and chat rooms, must be filed under the cover of Schedule 14A. Refer to Rules 14a-6(b) and (c). Please confirm your understanding.

Response

We confirm our understanding that all written soliciting materials must be filed with the SEC under the cover of Schedule 14A pursuant to Rules 14a-6(b) and (c) of the Securities Exchange Act of 1934, as amended.

Division of Corporation Finance

December 26, 2012

Background of the Merger, page 19

Comment

4.	Where you discuss negotiations and discussions, including among the Executive Committee, the Strategic Planning Committee, the advisors to the board, “Company management,” “the Company’s representatives,” and McKesson, please revise to identify the significant representatives present in person or by phone or otherwise.

Response

In response to the Staff’s comment, we have revised the disclosure in the Background of the Merger section to identify the significant representatives present, in person or by phone or otherwise, during the various discussions and negotiations.

Comment

5.	We note references on page 34 and elsewhere to “the key non-financial issues,” “certain changes to the proposed form of merger agreement,” “the highest proposal,” and “various terms of the merger agreement.” However, several paragraphs do not identify the material terms, negotiations, open points and other significant matters that were discussed. Please revise these references and related negotiation disclosure to clarify the terms and material changes to the agreement as the transaction progressed from the initial outline to the final agreement approved by the board. It is also unclear to what extent the golden parachute and employment agreements factored into the negotiations, if at all. Please revise accordingly.

Response

We have revised the disclosure in the Background of the Merger section where we refer to “the key non-financial issues,” “certain changes to the proposed form of merger agreement,” “the highest proposal,” and “various terms of the merger agreement” to identify the material terms and revisions that were discussed and negotiated as the transaction progressed. We note the Staff’s comment regarding the extent to which the golden parachute and employment agreements factored into the negotiations. However, because the golden parachute and employment agreements did not factor into the negotiations, we do not believe a discussion of their consideration is appropriate.

Comment

6.	You state on page 20 that the board engaged in lengthy discussions about the company’s future prospects and other alternatives before authorizing the Executive Committee to contact McKesson and Company A. Please revise to elaborate on why the board decided to proceed with the proposed transaction instead of the alternatives.

Response

We have revised the disclosure on page 23 to clarify that the board decided to explore a sale of the entire company while also continuing to pursue a sale of the Gulf South SNF business, as well as to clarify the PSS Board’s reasons for simultaneously exploring both potential transactions. We have also revised the disclosure on page 23 to clarify why the PSS Board of Directors chose to simultaneously explore the sale of the Gulf South SNF business and the sale of the entire Company, rather than the other alternatives it considered.

Division of Corporation Finance

December 26, 2012

Comment

7.	Please revise page 19 to clarify when the board first decided to consider the sale of the company instead of merely the Gulf South SNF business. In this regard, it is unclear if the Strategic Planning Committee’s consideration of a “potential restructuring” referenced on page 19 included the possibility of a sale of the entire company. Additionally, please revise the first reference to SNF to clarify the background of why the board was considering the sale of that business and the relative importance of it to the company overall.

Response

The PSS Board of Directors first decided to consider a sale of the entire company on August 7, 2012, as disclosed on page 22 in our discussion of the special telephonic meeting of the PSS Board of Directors on that date. Prior to the August 7, 2012 meeting, the Board of Directors did not consider a sale of the entire company when it discussed a potential restructuring. We have revised our disclosure on pages 21 and 22 where we first refer to the potential sale of the Gulf South SNF business to clarify why the Board of Directors was considering a sale of that business and its relative importance to the Company.

Comment

8.	We note the references to discussions about (1) the financial advisors’ roles and (2) the conflict of interest regarding Goldman Sachs. For example, we note the third to last paragraph on page 22 and the fourth to last paragraph on page 23. You also reference “the financial implications” on page 21. Please revise to further clarify what role the Board assigned to the financial advisors. It is unclear, for example, if they performed the same jobs or were given identical instructions. With respect to the conflict of interest, please revise to address the factors that led the board to choose hiring a co-financial advisor instead of retaining Goldman Sachs alone or another financial advisor entirely.

Response

In response to the Staff’s comment, we have revised the disclosure on page 24 to clarify that the PSS Board of Directors assigned Goldman Sachs and Credit Suisse to share roles and responsibilities with respect to the potential sale of the entire company. We have also revised the disclosure on page 24 to describe the factors that led the Board of Directors to hire a co-financial advisor with respect to the potential sale of the entire company.

Division of Corporation Finance

December 26, 2012

Comment

9.	With respect to the relationship with Goldman Sachs, please advise us with a view to clarifying disclosure whether and why the board first discussed the respective roles of Goldman Sachs and Credit Suisse on September 6, 2012, weeks after Goldman Sachs had been engaged as a financial advisor.

Response

We have revised the disclosure on page 24 to clarify that the PSS Board of Directors first discussed the respective roles of the potential co-financial advisors in connection with a sale of the entire Company at the August 15 and 16, 2012 Board meeting. Although Goldman Sachs was previously engaged with respect to the potential sale of the Gulf South SNF business, and therefore naturally served as the initial advisor to the Board of Directors when the Board began to explore a sale of the entire Company, Goldman Sachs was not engaged as financial advisor in connection with a sale of the entire Company until after the August 15 and 16, 2012 Board meeting.

Comment

10.	Also, please consider revising the last paragraph on page 21 to convey the quantified information in tabular format instead of in multiple embedded lists.

Response

We have revised the disclosure in the last paragraph on page 24 to convey the quantified information in bullet point format.

Comment

11.	Please consider revising to eliminate or further minimize the use of legalistic terms, such as “Parent” and “Company,” when discussing the parties. We note, for example, page 22.

Response

We have revised the disclosure in the Background of the Merger section to minimize the use of “Parent” and “Company” when discussing the parties.

Comment

12.	As the range of the estimated net payment to Goldman Sachs assuming completion of the transaction appears to have been material since the beginning of the negotiations, please revise to avoid referring to a “potential” conflict of interest. We note the repeated references to “the actual or potential conflict of interest.”

Division of Corporation Finance

December 26, 2012

Response

We have revised the disclosure on pages 23 through 26 to avoid referring to a “potential” conflict of interest. The disclosure now references a “conflict of interest,” as opposed to an “actual or potential conflict of interest.”

Comment

13.	With a view to revised disclosure, advise us why you do not address the “payoff letter” identified in the merger agreement.

Response

We do not believe the delivery of the payoff letter for the Company’s credit facility is a condition to the consummation of the merger. As a result, we have not included a discussion of the payoff letter identified in the merger agreement.

Security Ownership of Certain Beneficial Owners and Management, page 71

Comment

14.	Please revise to disclose the natural persons with voting and dispositive owners of the shares attributed to Janus Capital Management, LLC, Neuberger Berman, LLC, BlackRock, Inc., FMR LLC and Vanguard Group, Inc.

Response

The information disclosed in the Security Ownership of Certain Beneficial Owners and Management section regarding the beneficial owners of more than 5% of the Company’s outstanding common stock was derived solely from filings with the SEC on Schedule 13G, as indicated in the language preceding the table in that section and as permitted by Instruction 3 to Item 403 of Regulation S-K. We have revised the disclosure on page 81 to clarify the natural persons with voting and dispositive power over the shares held by FMR LLC. However, the filings on Schedule 13G by Janus Capital Management, LLC, Neuberger Berman, LLC, BlackRock, Inc., and Vanguard Group, Inc. do not disclose the natural persons with voting and dispositive power over the shares held by such beneficial owners. Because we do not know or have reason to know that the information disclosed in the Schedule 13G filings is not complete or accurate, we have no further information available to disclose in response to the Staff’s comment.

Opinions of the Company’s Financial Advisors, page 29

Credit Suisse Securities (USA) LLC, page 29

Comment

15.	We note your statement on page 30 that, “[i]n preparing its opinion to the [b]oard of [d]irectors, Credit Suisse performed a variety of financial and comparative analyses, including those described below.” Please revise to ensure your disclosure includes a summary of all financial and comparative analyses Credit Suisse used in formulating its fairness opinion.

Division of Corporation Finance

December 26, 2012

Response

In response to the Staff’s comment, we have revised the disclosure on page 34.

Comment

16.	Please revise to disclose the criteria used in making your selection of the six “selected companies” on page 31.

Response

In response to the Staff’s comment, we have revised the disclosure on page 35.

Comment

17.	Revise the precedent transaction chart on page 32 to include the transaction consideration type and value.

Response

With respect to the portion of the Staff’s comment to include the transaction value, we have revised the disclosure on page 36. With respect to the portion of the Staff’s comment to include the transaction consideration type, we respectfully note that the consideration type was not referenced in the materials prepared by Credit Suisse and provided to the Board of Directors in connection with its opinion and, accordingly, we have not included disclosure of consideration type.

Comment

18.	Please revise your discounted cash flow analysis section on page 32 to disclose the material assumptions that formed the bases for use of a 8.0% to 10.5% discount range.

Response

In response to the Staff’s comment, we have revised the disclosure on page 37.

Goldman, Sachs & Co., page 33

Comment

19.	Please revise the discounted cash flow analysis on page 36 to disclose any material assumptions made in determining relevant growth, discount rates and terminal value. Similarly, please revise the present value of future share price analysis section to disclose the material assumptions made in deriving hypothetical share prices for each calendar year from 2013 through 2016.

Division of Corporation Finance

December 26, 2012

Response

We have revised the disclosure on pages 41 and 42 to disclose the material assumptions.

Comment

20.	Revise the precedent transactions analysis to disclose the consideration type and value for each of the selected transactions.

Response

In response to the Staff’s comment, we have revised the precedent transaction analysis on page 42 to disclose the consideration type and value for each of the selected transactions.

Certain Projected Financial Information, page 40

Comment

21.	We note your statement on page 40 that no one makes any representation regarding the information included in the financial forecasts. Please revise to eliminate the implication that you are not responsible for the accuracy of the information in your filing. We do not object if you state that you do not assume responsibility if future results are materially different from those forecast.

Response

We have revised the disclosure on page 46 to eliminate the implication that we are not responsible for the accuracy of the information included in the financial forecasts.

The Merger and the Merger Agreement, page 51

Comment

22.	We note your statements in this section that “[y]ou should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the Company’ and that “information concerning the subject matter of the representations and warranties may change after the date of the merger agreement, which subsequent information may not be fully reflected in the Company’s public disclosures.” Please note that disclosure regarding an agreement’s representations, warranties or covenants in a proxy statement (whether through incorporation by reference or direct inclusion) constitutes a disclosure to investors, on which they are entitled to rely. Please refer to Report of Investigation Pursuant to Section 21(a) of the Securities Exchange Act of 1934 and Commission Statement on potential Exchange Act Section 10(b) and Section 14(a) liability, Exchange Act Release No. 51283 (Mar. 1, 2005). Accordingly, if you continue to use these statements in your proxy statement, please revise them to remove any implication that the arrangement agreement does not constitute disclosure under the federal securities laws and to clarify that you will provide additional disclosure in your public reports to the extent that you are or become aware of the existence of any material facts that are required to be disclosed under federal securities law and that might otherwise contradict the representations and warranties contained in the agreement and will update such disclosure as required by federal securities laws.

Division of Corporation Finance

December 26, 2012

Response

In response to the Staff’s comment, we have revised the disclosure on page 59.

Comment

23.	Please supplementally provide us a list briefly identifying the contents of all omitted schedules or similar supplements to the merger agreement.

Response

Set forth below is a list identifying the contents of the Company Disclosure Letter. The Company agrees to furnish supplementally a copy of all omitted schedules to the Staff upon request

The Company Disclosure Letter provides lists of Company agreements, other Company-specific information and certain exceptions made to the representations and warranties of the Company in the merger agreement. These lists, information and exceptions relate to the following sections of the Merger Agreement:

Section 3.2(b) - Capital Stock

Section 3.3 - Subsidiaries

Section 3.5 - No Conflict; Consents and Approvals

Section 3.6 - SEC Reports; Financial Statements

Section 3.8 - Absence of Certain Changes or Events

Section 3.9 - Litigation

Section 3.10 - Compliance with Laws

Section 3.11 - Healthcare Permits

Section 3.12 - Healthcare Laws

Section 3.13 - Benefit Plans

Section 3.14 - Labor and Employment Matters

Section 3.16 - Taxes

Section 3.17(b) - Material Contracts

Section 3.18 - Insurance

Section 3.19 - Real and Personal Property

Section 3.20 - Intellectual Property

Section 5.1 - Conduct of Business by Company

Section 5.8(b) - D&O Insurance

Section 5.9(a)(iii) - Deferred Compensation Plan

Section 5.9(d) - Assumed Employment Agreements

Division of Corporation Finance

December 26, 2012

Delivery of Documents to Security Holders Sharing an Address

Comment

24.	Revise to provide the disclosure required by Schedule 14A, Item 23.

Response

We note the Staff’s comment and respectfully submit that we are delivering a Proxy Statement to each security holder, regardless of whether a security holder shares an address with another security holder. As a result, we do not believe the disclosure required by Schedule 14A, Item 23 is required.

If you have any questions or further comments, please do not hesitate to call me at (904) 332-3000. Thank you in advance for assistance in this matter.

Sincerely,

Joshua H. DeRienzis

cc: Sarah Ernst, Esq., Alston & Bird LLP